March 20, 2015

VIA EDGAR AND FEDERAL EXPRESS
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F St. NE
Washington, D.C. 20549

Re:    Fidelity & Guaranty Life
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 19, 2014 and Amended December 12, 2014
File No. 1-36227

Dear Mr. Rosenberg:
On behalf of Fidelity & Guaranty Life (the “Company”), I am writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 11, 2015. Our responses follow the questions included in your letter and are presented below in boldface type.

Although we provide detailed answers to each of your comments below, we would like to take this opportunity to respond to your comments more broadly. First, we believe that our Form 10-K provides our shareholders with similar disclosure to that in our Form S-1, however, the content has been organized differently in some cases and we have reduced unnecessary duplication of information. We believe these changes benefit shareholders because they make the document more readable and streamlined. Second, with respect to forward-looking guidance, we are aware of our obligations under Item 303 of Regulation S-K to discuss known trends or uncertainties to the extent that they are reasonably likely to occur and would cause a material impact to the Company’s financial condition or results of operations. We believe our Form 10-K provides shareholders with this information.

We have filed this letter with the Commission via EDGAR today. A copy of this letter is also being provided to you via Federal Express for your convenience.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Trends and Uncertainties
Interest Rate Environment, page 52

1.
Please tell us why you appear to have removed disclosures regarding the impact of a prolonged low interest rate environment that were included in your initial public offering registration statement, some of which were added in direct response to comment 22 in our letter dated September 24, 2013. In this regard, you no longer appear to disclose:

•	That the low interest rate environment has affected and is likely to continue to affect the demand for your products and your financial performance;

We believe our Form 10-K provides comparable disclosure to our Form S-1 with respect to this topic. On page 52 of Item 7 of our Form 10-K we indicate the impact of low interest rates on policyholder behavior and reference Item 7A. On page 88 of Item 7A, we discuss our strategy for addressing interest rate risk and on pages 91-92 we provide a sensitivity analysis of the business based on future interest rate changes. On pages 32-33 under Item 1A we discuss the risk of interest rate trends on product demand and financial performance. We believe these disclosures provide shareholders with similar information when compared to the disclosures included in our Form S-1.

•	That you currently earn lower yields on reinvesting proceeds from the maturity of investments originally made at during a relatively higher interest rate environment;

We believe our Form 10-K provides comparable disclosure to our Form S-1 with respect to this topic. The Form 10-K discloses current and past yields (based on average assets under management) for Fiscal 2012-2014 on page 64 and on page 32 we state, “For the past several years interest rates have trended downwards to historically low levels. In order to meet our policy and contractual obligations, we must earn a sufficient return on our invested assets. A prolonged period of historically low rates or significant changes in interest rates could expose us to the risk of not achieving sufficient return on our invested assets by not achieving anticipated interest earnings, or of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts.” We believe these disclosures provide shareholders with similar information when compared to the disclosures included in our Form S-1.

•	The anticipated investment maturities, calls and pay-downs over the next five years and the average yield they are earning;

Our Form 10-K discloses our current and past yields (based on average assets under management) for Fiscal 2012-2014 on page 64. As we disclosed in our Form S-1, our current portfolio yield is higher than our average yield on investment maturities, calls and pay-downs. This trend continued in 2014 as a result of our reinvestment strategy and is disclosed on page 64 of our Form 10-K. Consistent with our obligations under Item 303 of Regulation S-K, we did not believe it was appropriate to disclose forward guidance about our ability to continue reinvesting at higher rates than yields on current maturities, calls and pay-downs.

•	The current average yield on your fixed income investment portfolio and your anticipated yield for investments you plan on making in the near future; and

We disclose our current and past yields (based on average assets under management) for Fiscal 2012-2014 on page 64. For our Form 10-K, consistent with our obligations under Item 303, we did not provide forward guidance regarding yields for investments we may make in the future. Nonetheless, we will in future filings add disclosure regarding our new-money investment yield that will highlight how the yield of recent investments compares to the current yield of our existing portfolio.

•	Any actions you may take to mitigate the risks of the low interest rate environment.
We do not believe we materially altered our disclosure with respect to this topic between our Form 10-K and our Form S-1. In our Form 10-K we discussed our asset liability management programs (“ALM”), which are designed to mitigate interest rate risk, on page 32-33 of Item 1A and on page 88 of Item 7A. Similar disclosure is made on pages 93-94 and 23-24 of our Form S-1.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please represent to us that you will have your auditor indicate the city and state of the issuance of their report in future Forms 10-K. Please see Item 2-02(a)(3) of Regulation S-X.

Our auditor will indicate the city and state of the issuance of their report in future Forms 10-K.

General

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies and Practices
Benefits and Other Changes In Policy Reserves, page F-10

3. You disclose wide ranges of interest crediting rates over the last three years of 0.0% to 6.0% for deferred annuities and FIA’s and 0.0% to 5.5% for IUL’s. Please tell us how these broad ranges are relevant and informative to investors and your consideration for disclosing in addition either the weighted-average rates or concentrations within the ranges.

We believe that the broad range of interest crediting rates is informative and relevant to the investor since it provides the investor with the highs and lows of such rates, however, we agree that additional granularity may enhance our disclosure. Additionally, we provide the average crediting rate on our fixed rate annuities on page 9 of our Description of Business and page 52 of our MD&A. We also provide a breakdown of the amount of account value by crediting rate range in 1% rate increments on page 9 of our Description of Business. In future filings, we will add references in our footnotes to the additional crediting rate detail included in our Description of Business to incorporate it by reference into our footnotes.

Note 18: Insurance Subsidiary Financial Information and Regulatory Matters, page F-54

4. Please represent to us that you will remove all references to unaudited statutory information in future filings. Notwithstanding your response to comment 35 in your letter dated October 16, 2013, these disclosures are required by US GAAP or SEC regulation and must be audited. The fact that statutory audits have not been performed does not negate the disclosure requirements in your consolidated financial statements and the need for these disclosures to be audited in the context of footnote disclosure to your consolidated financial statements taken as a whole.

As you reference above, we responded to a similar comment on October 16, 2013 that supported our rationale for our current approach to this disclosure requirement. Based upon the Staff’s feedback, we will add disclosures to our second quarter Form 10-Q to include financial information derived from our recently issued statutory audited financial statements of our insurance subsidiaries to provide updates to this audited financial information as soon as it is available. Additionally, we will remove references and financial information related to the September 30 unaudited period in future Form 10-K filings and will include only the most current and prior calendar year-end audited statutory financial information. Because our insurance regulators limit dividend payments from our insurance subsidiaries based upon their financial results and financial position from the preceding calendar-year period, we believe that our proposed disclosure will continue to provide the most relevant information to users’ understanding of our dividend capacity and statutory capital position. We will also monitor our statutory financial performance for any material events or changes to our statutory financial information since the most recent calendar year-end to our financial reporting date that might also need to be disclosed.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (410) 895‑0223 or Joseph T. Kinning of Briggs and Morgan, P.A., our outside counsel, at (612) 977‑8400.
Sincerely,

/s/ Dennis R. Vigneau
Executive Vice President and Chief Financial Officer